As filed with the Securities and Exchange Commission on October 20, 2021

File No. 812- 15263

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 AND RESTATEMENT OF AN

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (“1940 ACT”),
FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 12(b), 18(f)(1) AND
18(i) OF THE 1940 ACT AND RULE 12b-1 THEREUNDER

FORTUNE V SEPARATE ACCOUNT

Of

Universal Life Insurance Company

And

UNIVERSAL FINANCIAL SERVICES, INC.

All communications regarding this Application should be addressed to:

José C. Benitez Ulmer

Universal Life Insurance Company

Metro Office Park, Street 1, Lot 10

Guaynabo, PR 00968

(787) 706-7339

With copies to:

Dodie Kent, Esq.

Eversheds Sutherland (US) LLP

The Grace Building, 40th Floor

1114 Avenue of the Americas

New York, NY 10036-7703

212-389-5080

This Application (including Exhibits) contains 18 pages.

The Exhibit Index is on page 13.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FORTUNE V SEPARATE ACCOUNT UNIVERSAL FINANCIAL SERVICES, INC. Investment Company Act of 1940 File No. 812-15263	) ) ) ) ) ) ) ) )

AMENDMENT NO. 1 AND RESTATEMENT OF AN APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 12(b), 18(f)(1) AND 18(i) OF THE 1940 ACT, AND RULE 12b-1 THEREUNDER

I. INTRODUCTION

The Fortune V Separate Account (“Fortune V” or the “Variable Account”) of Universal Life Insurance Company (“Universal Life” or the “Company”) and Universal Financial Services, Inc. (“UFS”, the “Advisor” or the “Distributor”) (together, “Applicants”) hereby seek an order of the Securities and Exchange Commission (“Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), granting exemptions from Sections 12(b), 18(f)(1) and 18(i) of the 1940 Act and Rule 12b-1 thereunder to permit Fortune V to offer investors multiple classes of units (“Units”), with varying separate account expenses and surrender charges, all as described more fully in this Application.1

Fortune V is registered under the 1940 Act on Form N-3 as an open-end management investment company (File No. 811-23698) offering variable annuity contracts (“Contracts”). The different classes of Units issued by Fortune V represent investments in the same portfolio of securities, but are be subject to different liquidity options and separate account charges, as discussed below. Thus, the net income attributable to each class of Units will differ from each other from time to time. As a result, the Unit value in each class may differ over time.2

Under the multiple class system (the “Multiple Class System”), each class of Units is offered with a different contingent deferred sales load, and each class of Units is subject to different account charges, pursuant to the terms of a plan adopted in accordance with the terms and conditions hereof (a “Multi-Class Plan”) by the Fortune V Board of Directors (“Board”). Fortune V offers different classes of Units with different levels of expenses that reflect the different liquidity options and account charges made available to owners of a Contract (“Contract Owners”).3 Because the account charges that are deducted from the Unit value include expenses incurred in connection with the distribution of the Contracts, the Commission may deem Fortune V to be acting as a distributor of its own securities within the meaning of Rule 12b-1. The structure of the classes of Units is described further below under “Statement of Facts — Class Structure and Characteristics of Fortune V.”

[1]	Any person intending to rely on the requested relief is listed as an Applicant.
[2]	“Units” refers to Accumulation Units, which are used to calculate the value allocated to each of the Sub-Accounts in the Variable Account before the Annuitization Date. The Applicants calculate the value of assets allocated to each of the Sub-Accounts every Business Day. The Contracts do not provide variable annuity payout options.
[3]	Unless otherwise defined, capitalized terms used herein have the same meaning as in the Variable Account’s Form N-3 registration statement (File No. 333-259232). The Fortune V Form N-3 registration statement is incorporated herein by reference to the extent necessary to provide further background information.

II. HISTORICAL BACKGROUND AND LIMITATIONS

When the Fortune V Separate Account was established under the laws of Puerto Rico in 2007, it was exempt from the 1940 Act pursuant to Section 6(a)(1) thereof. Section 6(a)(1) was repealed as part of the Economic Growth, Regulatory Relief and Consumer Protection Act ( Pub. L. 115-174, May 24, 2018). For companies exempt under Section 6(a)(1) on the day before enactment of Pub. L. 115-174, the repeal was effective three years after the date of enactment. Accordingly, on May 24, 2021, the repeal of that statutory exemption from the 1940 Act became effective, and on that date the Fortune V Separate Account filed a Notification of Registration under the 1940 Act on Form N-8A (File No.811-23698). Accordingly, Fortune V became subject to Sections 12(b), 18(f) and 18(i) of the 1940 Act and Rule 12b-1 thereunder on May 24, 2021.

Similarly, in 2007 the Contracts were exempted securities under Section 3(a)(11) of the Securities Act of 1933. With the repeal of Section 6(a)(1) of the 1940 Act, the exemption in Section 3(a)(11) of the Securities Act of 1933 is no longer applicable to the Contracts.4 Since May 24th, 2021, therefore, no new Contracts have been sold, and no additional purchase payments have been accepted.5

III. STATEMENT OF FACTS

A.	The Applicants

1.	Universal Life Insurance Company - Fortune V Separate Account

Universal Life Insurance Company is a stock life insurance company organized in 1993 under the laws of the Commonwealth of Puerto Rico, with its home office at Metro Office Park Street 1, Lot 10, Guaynabo, PR 00968. Universal Life is a provider of several insurance products: individual, group life, group disability, credit life, annuities & IRA’s. It is admitted to do business for life, disability and variable insurance by the Office of Commissioner of Insurance in the Commonwealth of Puerto Rico. Universal Life is a member of the Universal Group of companies that operate in Puerto Rico and United States. Universal Life is a wholly-owned subsidiary of Universal Insurance Company, Inc. (“Universal”).

Universal Life established the Variable Account on March 1, 2007, pursuant to the applicable provisions of the Puerto Rico Insurance Code. The Variable Account is registered under the 1940 Act as an open-end management investment company. The Contracts are offered and sold exclusively to residents of Puerto Rico. The Variable Account is a separate account of Universal Life as defined in section 2(a)(37) of the 1940 Act. It is the Variable Account through which the Company sets aside, separate and apart from its general assets, assets attributable to the variable portion of its variable annuity contracts. As of 12/31/2020 there were approximately $522 million in net assets within Fortune V.

The Variable Account is divided into several sub-accounts (each, a “Sub-Account”), each of which invests in a portfolio of shares of separate underlying mutual funds.

[4]	See Section 24(d) of the 1940 Act.
[5]	Since July 2, 2021, Contract Owners have not been allowed to make transfers (re-allocations) of their Contract Value between Sub-Accounts, even though their Contracts give them the right to do so.

Contract Owners may allocate their Premiums (purchase payments) and Contract Value among the Sub-Accounts, subject to the terms and conditions in the Contract. The Contract Owners do not make a specific selection of the underlying mutual funds. The Sub-Accounts represent segregated and separately managed pools of assets of the Variable Account, and each is managed by UFS as the investment adviser contracted to manage the Sub-Accounts. UFS also acts as the Distributor for the Variable Account. Morningstar Investment Management LLC (the “Portfolio Construction Manager”) serves as portfolio construction manager in connection with the actively managed Sub-Accounts (the Money Market Portfolio Sub-Account is not actively managed and all assets in the Money Market Portfolio Sub-Account are invested in the Transamerica Money Market Portfolio). The Sub-Accounts will be available for investment only through the purchase of the Contract. Each Sub-Account will have a generally defined investment strategy. The current Sub-Accounts are:

●	Growth Portfolio

●	Moderate Growth Portfolio

●	Moderate Portfolio

●	Conservative Portfolio

●	International Growth Portfolio

●	Money Market Portfolio

2.	The Advisor

The Advisor, Universal Financial Services, is a subsidiary of Universal Group and is organized as a limited liability company under the laws of the Commonwealth of Puerto Rico. The Advisor is registered with the Commission as an investment advisor under the Investment Advisers Act of 1940, as amended, and serves as investment adviser to the Variable Account.

The Portfolio Construction Manager may fulfill the defined investment strategy of the Sub-Accounts (except for the Money Market Portfolio Sub-Account) by investing directly in mutual funds that are themselves consistent with the defined strategy. In addition, the Portfolio Construction Manager, under the direction of the Advisor, will have discretion to change the underlying investments of a Sub-Account at any time as deemed appropriate and consistent with the defined investment strategy.

The Portfolio Construction Manager selects underlying funds from the mutual fund platform maintained by Transamerica Asset Management (“TAM”). The same underlying funds are available to each class of Units.

Currently the Advisor has in place an investment advisory agreement with the Variable Account in connection with the Sub-Accounts. Pursuant to such investment advisory agreement, the Advisor charges a fee to the Variable Account of 0.35% of the value of the assets of the Sub-Accounts (the “UFS Fees”).6

Pursuant to a Coinsurance Agreement, Universal Life agreed among other things to a revenue share with Transamerica Life Insurance Company in connection with the Sub-Accounts. As part of the Coinsurance Agreement, Universal Life agreed to establish a revenue share in connection with compensation received for services provided in connection with the Sub-Accounts. In order for Universal Life to comply with such obligations under the Coinsurance Agreement, the Advisor has agreed to pay, to the extent permitted by law, the annual rate of 0.15% of the value of the assets of the Sub-Accounts to Transamerica and the annual rate of 0.10% of the value of the assets of the Sub-Accounts to Universal Life. These payments are payable by the Advisor to Universal Life and Transamerica and are not in addition to the UFS Fees.

[6]	The UFS Fees do not include Portfolio Manager Construction Fees.

B.	Class Structure and Characteristics of Fortune V

Fortune V deducts expenses from the net assets of the Variable Account each business day for investment management, administrative and distribution services. Investment management expenses generally include investment management, portfolio accounting and custodial services. Administrative expenses cover expenses of administration and operations of Fortune V. 7

The base Variable Account Charge (also known as a mortality & expense risk charge) is 1.40% (the “Base Variable Account Charge”) on an annualized basis and compensates Universal Life for administrative and distribution expenses, as well as expenses associated with issuing, maintaining, and assuming certain risks and providing benefits in connection with the Contract. The election of any available options may increase the Variable Account Charges. Universal Life deducts all Variable Account Charges from the Variable Account each business day based on the value of the Variable Account. If the Variable Account Charges are insufficient to cover actual expenses, the loss is borne by Universal Life. The Base Variable Account Charge is not a Covered Expense (as defined below) for purposes of the requested relief from Section 18(f) and 18(i) and therefore will not apply differently to different classes.

Under Fortune V’s multi-class structure, the individual Contract Owners have the ability when establishing their account to select the class in which they want to participate, thus selecting the surrender charge and fee structure they understand best meets their liquidity objectives. Specifically, Fortune V offers various types of individual variable annuity contracts. There are three options for Contract Owners to choose from: (1) Universal VIA, also known as “B-Shares;” (2) Universal VIA with Liquidity Rider, also known as “L-Shares;” and (3) Universal VIA Select, also known as “C-Shares”. Any Contract Owner may select any of these three options (described below). The choice must be made when the Contract is purchased and cannot be changed thereafter.

The ability to provide different liquidity options based on the Contract Owner’s selection is a significant driving force behind the Multiple Class System. Universal Life believes that Contract Owners benefit from a flexible, tiered pricing structure that provides pricing based on the liquidity preference of the Contract Owner. This allows Contract Owners to benefit from having different expense and surrender charge options. Fortune V’s Multiple Class System results in Contract Owners that have a longer time horizon bearing lower Variable Account expenses than Contract Owners with a shorter time horizon. Such an approach enhances Fortune V’s competitiveness by permitting Fortune V to align the cost structure and surrender class schedule of its variable annuity offering with the cost selected by each Contract Owner. Enhanced competitiveness should help Fortune V to maintain a significant asset base and potentially grow over time, which will benefit holders of each class of Units by spreading the fixed costs normally associated with investing in investment companies over a greater number of Units and a larger asset base. Due to this, it is expected that Fortune V investors should derive benefits from economies of scale that might not be available at smaller asset levels.

In addition, the Multiple Class System permits Contract Owners to invest in an investment company structure that is widely accepted in the variable annuity marketplace, the characteristics of which will be fully disclosed. There are countless insurance company variable annuity separate accounts registered as unit investment trusts on Form N-4 that offer different liquidity options and death benefits with different asset charges, and therefore different unit values, very similar to the Fortune V annuity contracts.

All expenses incurred by Fortune V are allocated among its various classes of Units based on the respective average daily net assets attributable to each such class, except that the Unit value and expenses of each class reflect the Covered Expenses attributable to the class. Covered Expenses of Fortune V allocated to a particular class of Units are borne on a pro rata basis by each Unit of that class.

[7]	Administrative services may include, but are not limited to, services provided in connection with contract issuance, issuance of Units, redemption of Units, registration of ownership of contracts and Units, maintenance of beneficiary records, receipt and allocation of premiums, processing and paying withdrawal requests and death benefit claims, calculation and payment of annuity payments, tax reporting and withholding, and communication with Contract Owners, among other services. Of course, Universal Life also assumes certain risks and provides annuity benefits and death benefits under the Contracts.

Liquidity Options. Each class of Fortune V Units provides different liquidity options and bears, in addition to the Base Variable Account Charge, different Surrender Charges and Variable Account Charges in excess of the Base Variable Account Charge (collectively, “Covered Expenses”). Currently,8 these are as follows:

Universal VIA “B-Share”

●	Surrender Charge = 8%, decreasing by (8/8/7/6/5/4/3/2/1) until reaching 0% after nine years
●	Total Variable Account Charge = 1.40%

Universal VIA with Liquidity Rider “L-Share”

●	Optional Liquidity Rider purchased for an annual fee of 0.35% of the daily Net Asset Value in the Variable Account
●	Surrender Charge = 8%, decreasing by (8/8/7/6) until reaching 0% after four years
●	Total Variable Account Charge = 1.75% (1.40% + 0.35% Optional Liquidity Rider)

Universal VIA Select “C-Share”

●	No Surrender Charge from day one
●	Total Variable Account Charge = 1.95% (1.40% + 0.55% Select Benefit – No Surrender Charge option)

One-Year Enhanced Death Benefit Option. Each class of Fortune V Contracts includes a Standard Death Benefit (the greater of Contract Value at death or adjusted purchase payments) that is provided at no additional cost. An optional enhanced “annual step-up” death benefit (the highest Contract Value on any Contract Anniversary prior to age 86, if higher than the standard death benefit) is also available to all classes of Contracts for an additional charge currently at an annual rate of 0.20% of applicable Variable Account value (this charge also a Covered Expense). This option can only be elected at Contract issuance and cannot thereafter be removed.9

Any income, gain, loss and expenses of Fortune V not allocated to specific classes as described above shall be charged to Fortune V and allocated to each class of Fortune V Units in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board may create and offer additional classes of Units, or may vary the characteristics described above of the existing classes of Units in accordance with the terms and conditions hereof.10

Any class may have a conversion feature or an exchange privilege consistent with the provisions of Rule 18f-3(f) under the 1940 Act (currently there is no conversion privilege). In addition, Contract Owners may reallocate Contract Value among the various Sub-Accounts.

As with open-end and continuously offered closed-end management investment companies that issue multiple classes of shares, the different classes of Units issued by Fortune V represent investments in the same portfolio of securities, but are subject to different liquidity options and account and surrender charges as noted previously. Because of the different Covered Expenses that may be attributable to the different classes, the net income attributable to each class of Units differs from each other from time to time. As a result, the value per Unit of the classes with respect to a particular Sub-Account differs over time.

[8]	Different classes and charge structures may be offered in the future, subject to the terms of the order requested herein

[9]	Different options may be offered in the future, with different charges.
[10]	Fortune V will comply with all applicable provisions of the 1940 Act and the regulations thereunder, including without limitation Rules 6c-8, 22d-1 and 11a-3, regarding the classes of Units offered by Fortune V.

IV. EXEMPTIONS REQUESTED

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Units of Fortune V with varying Covered Expenses may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(f)(1); (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act; and (3) to require compliance with Rule 12b-1 because Fortune V could be deemed be acting as a distributor of its own securities within the meaning of Rule 12b–1.

V. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors Study”), the Commission’s Division of Investment Management highlighted exemptive orders that had been issued since 1985 (“multiple class exemptive orders”) to permit open-end management investment companies (also, “funds”) to issue multiple share classes with different distribution arrangements representing interests in the same portfolio, and recommended that the Commission use its rulemaking authority to allow similar structures.11 The Protecting Investors Study stated that such funds have “a useful structure that can increase investor choice, result in economies of scale and certain efficiencies in the distribution of fund shares, and allow fund sponsors to tailor products more closely to the needs of investors.”12 The Protecting Investors Study described three areas of concern addressed by the conditions to these exemptive applications: possible conflicts of interest among classes, calculation of different net asset values in the same portfolio, and investor confusion.

Rule 18f-3 was adopted in 1995 to implement the recommendation noted above from the Protecting Investors Study for open-end management investment companies that register interests on Form N-1A.13 Rule 18f-3 permits open-end management companies registered on Form N-1A to offer multiple share classes. In addition, the Commission routinely grants exemptive relief to continuously offered registered closed-end funds to create a multi-class structure.14 Such closed- end funds in many ways resemble an open-end fund in their manner of operation and distribution of their common shares. As further discussed below, Applicants believe that Rule 18f-3 and the Prior 18(c) Orders provide ample precedent to support implementation of a multiple-class system as requested by Applicants.

[11]	Protecting Investors Study 330-32 (May 1992).
[12]	Id. at 332.
[13]	Proposed Rule: Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Inv. Co. Act Rel. No. 19955 (December 15, 1993) (“Proposing Release”); Final Rule: Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Act Rel. No. 20915 (February 23, 1995) (“Adopting Release”).
[14]	See, e.g., Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order) (continuously offered registered closed-end funds in master-feeder structure); Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order) (continuously offered registered closed-end fund); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order) (same); Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order) (same); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order) (continuously offered registered closed-end funds in master-feeder structure); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order) (continuously offered registered closed-end fund); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order) (same); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order) (same); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (continuously offered registered closed-end funds in a master-feeder structure); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); (continuously offered closed-end fund); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order) (same); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order) (continuously offered closed-end funds); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order) (continuously offered closed-end fund); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order) (same); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order) (same); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order) (continuously offered registered closed-end fund) (“Prior 18(c) Orders”). While the Prior 18(c) Orders relate to closed-end investment companies registered on Form N-2 and request relief from Section 18(c), rather than Section 18(f)(1), of the 1940 Act, Applicants believe that the Prior 18(c) Orders nonetheless serve as precedent for the Commission to allow a multi-class structure as requested by Applicants.

More importantly, perhaps, is the additional precedent in College Retirement Equities Fund, et. al., (“CREF”), where the Commission issued an order under Section 6(c) of the 1940 Act granting an exemption from Sections 18(f)(1) and 18(i) to permit a registered open-end management investment company that offers variable annuity contracts pursuant to a registration statement on Form N-3 to issue multiple classes of units with varying levels of administrative and/or distribution expenses.15 In the CREF Order, different classes with different levels of expenses would be made available to certain types of clients (e.g., IRAs or Keoghs) and/or clients with CREF assets under management at or above certain levels.16 The specific eligibility criteria for the classes would be set forth in the multi-class plan.17 This CREF Order provides specific precedent for an exemptive order for multi-class relief for an insurance company separate account registered as a management investment company on Form N-3.18

B.	Multiple Classes of Units — Exemptions from Sections 18(f)(1) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Units of Fortune V with varying Covered Expenses may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(f)(1); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

[15]	College Retirement Equities Fund and TIAA-CREF Investment Management, LLC, File No. 812-14305, Rel. Nos. IC-31092, (June 23, 2014) (Notice) and IC-31204 (August 11, 2014) (Order) (the “CREF Order”).
[16]	In an unrelated matter, the TIAA-CREF Funds, The College Retirement Equities Fund, TIAA Separate Account VA-1 (all registered open-end management investment companies) and other parties received an SEC order granting exemptions from Section 18(f) (and various other provisions) in connection with a joint lending and borrowing facility (File No. 812-14723, Release Nos. IC-32779, August 15, 2017 and IC-32814, Sept. 12, 2017).
[17]	Presumably, the different expenses or charges would also be included in the CREF multi-class plan, since they were not included in the CREF application.
[18]	There are countless insurance company variable annuity separate accounts registered as unit investment trusts on Form N-4 that offer different liquidity options and death benefits with different asset charges, and therefore different unit values, similar to the Fortune V annuity contracts. Unit investment trusts, however, are not subject to sections 18(f) or 18(i).

Absent an exemption, a registered open-end investment company19 may not issue a class of stock that is a senior security. In particular, Section 18(f)(1) of the 1940 Act provides in relevant part that:

It shall be unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer . . . .

Section 18(i) of the 1940 Act provides in relevant part that:

[E]very share of stock . . . issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The Multiple Class System may result in Units of a class having “priority over [another] class as to distribution of assets” (hence potentially constituting a senior security as that term is defined in Section 18(g) of the 1940 Act) and having unequal voting rights, because under the Multiple Class System (1) Contract Owners holding different classes of Units may pay different Covered Expenses, and (2) each class of Units may be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants acknowledge that the issuance of multiple classes of Units of Fortune V may thus be deemed to be prohibited by Section 18(f)(1) and to violate Section 18(i) of the 1940 Act.

Applicants believe that the Multiple Class System provides the Applicants with the flexibility to offer different liquidity options to Contract Owners. Applicants believe that current and future Contract Owners benefit when different classes of Units with different variable account and surrender charges are offered, thus providing Contract Owners with tailored liquidity and death benefit options. Under the Multiple Class System, Fortune V’s expenses are allocated among Fortune V Unit classes in a way that reflects the Covered Expenses attributable to the different liquidity options and death benefits as discussed above. Class-specific Covered Expenses are allocated appropriately to each class. By contrast, if the Applicants were not able to proceed with the Multiple Class System, Contract Owners could be limited to a single liquidity option and death benefit, which may adversely affect Fortune V’s ability to maintain and attract retirement assets and maintain significant economies of scale.

Under the Multiple Class System, holders of each class of Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Units and a larger asset base than they would be if the classes of Units were separate variable accounts. As Fortune V retains and grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller asset levels.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. As noted above, after having granted numerous multiple class exemptive orders to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds registering on Form N-1A to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.20 In addition, the Commission routinely grants exemptive relief to continuously offered registered closed-end funds to create a multi-class structure.21

Fortune V is registered as an open-end management investment company offering variable annuity contracts. As such, Fortune V cannot rely on Rule 18f-3 because it is registered on Form N-3. However, in this context at least, there is no logical or policy reason to distinguish between open-end management companies registered on Form N-1A and open-end management companies registered on Form N-3.22 Rule 18f-3, the CREF Order and the Prior 18(c) Orders provide ample precedent for granting the limited relief under Sections 18(f) and Section 18(i) of the Act to allow implementation of a multiple-class system as requested by Applicants.

[19]	An open-end company is a subcategory of management company. See section 5(a)(1) of the 1940 Act.
[20]	See Adopting Release, supra note 14. As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders.
[21]	See supra note 15.

[22]	As noted above, it is very common for insurance company separate accounts registered under the 1940 Act as unit investment trusts to offer different ‘classes’ reflecting different liquidity options and death benefits.

Applicants believe that the Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than the multiple class structure described in the CREF Order, open-end investment companies’ multiple class structures established pursuant to Rule 18f-3 or closed-end investment companies’ multiple class structures established pursuant to exemptive relief previously granted.23 All Covered Expenses would be permissible class expenses under Rule 18f-3.24 The Multiple Class System does not relate to borrowings and will not adversely affect Fortune V’s assets. In addition, the system will not increase the speculative character of Fortune V’s Units. Significantly, Applicants will comply with the same conditions as provided in Rule 18f-3 with respect to board composition and approval, voting rights, method for allocating expenses, conversions and exchanges. Accordingly, Applicants believe that the allocation of Covered Expenses and voting rights relating to the Covered Expenses applicable to classes of Units in Fortune V under the terms and conditions hereof is equitable and will not discriminate against any group of Contract Owners.

Fortune V is also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes of Units and the different expenses of each class of Units offered. Applicants believe that the Form N-3 disclosure requirements applicable to fees, charges, and expenses, and management and voting rights, although tailored to variable annuity contracts, result in complete disclosure of the multi-class features of the Contracts (specifically the liquidity and death benefit options), and do not result in disclosure that is materially different in most respects from Form N-1A disclosure requirements in any manner relevant to Applicants’ request for exemptive relief.

In this regard, Applicants represent that Fortune V does and will disclose in its prospectus the fees, charges, expenses and other characteristics (including benefits) of each class of Units offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. Fortune V will disclose expenses borne by Contract Owners during the reporting period in annual and semi-annual reports as if it were an open-end management investment company registered on Form N-1A.25 Accordingly, considering Fortune V’s undertaking to provide Unit class-related disclosure in accordance with the conditions to its requested relief, Fortune V’s registration on Form N-3 (rather than N-1A) should not preclude Fortune V from offering the Multiple Class System.

C.	Exemptions from Section 12(b) under the 1940 Act and Rule 12b-1 thereunder

Applicants also request exemptive relief to the extent that Fortune V may be deemed to be acting as a distributor of its own securities within the meaning of Rule 12b–1. We understand that the Commission could take the position that the different levels of Variable Account Charges in the annuity contracts amount to using Sub-Account assets to finance the distribution of the contracts, and that using Sub-Account assets to finance distribution violates section 12(b) of the 1940 Act and Rule 12b-1 thereunder, unless Fortune V adopts and implements a “Rule 12b-1 Plan.”26 Accordingly, the Board of Directors is in the process of adopting a Rule 12b-1 Plan. Fortune V is prepared to comply in all respects with Rule 12b-1, but seeks exemptive relief from the requirement for approval of the Rule 12b-1 Plan by a vote of at least a majority of the outstanding voting securities of Fortune V.

[23]	See the Prior 18(c) Orders, supra note 15.
[24]	Applicants are seeking relief only with respect to specifically identified Covered Expenses and not also other non-specified expenses that are incurred differently by the different classes as contemplated under Rule 18f-3. See Rule 18f-3(a)(1).

[25]	We note the variable annuity separate accounts registered on Form N-4 (as unit investment trusts) offer liquidity and death benefit options that are materially the same as those offered by Fortune V, but those separate accounts have no shareholder report obligations.

[26]	Section 12(b) of the 1940 Act makes it unlawful, with certain exceptions, for any registered open-end investment company to act as a distributor of securities, except through an underwriter, in contravention of rules which the Commission may prescribe "as necessary or appropriate in the public interest or for the protection of investors." The Commission adopted Rule 12b-1 under the Act to delineate the circumstances under which a registered open-end investment company may act as a distributor of its securities within that framework. Rule 12b-1 provides that an open-end management company that engages in financing any activity that is primarily intended to result in the sale of its shares will be deemed to be acting as a distributor of securities of which it is the issuer, unless it adopts a written 12b-1 plan that meets certain requirements, including, under certain circumstances, initial approval by a majority vote of the shareholders of the mutual fund.

Rule 12b-1(b)(1) requires the approval of a Rule 12b-1 Plan by a vote of at least a majority of the outstanding voting securities of an open-end management investment company only “if adopted after any public offering of the company’s voting securities or the sale of such securities to persons who are not affiliated persons of the company, affiliated persons of such persons, promoters of the company, or affiliated persons of such promoters.” Prior to amendment of Rule 12b-1 in 1996,27 the requirement of a shareholder vote was absolute. In eliminating the requirement of a shareholder vote for Rule 12b-1 Plans adopted prior to public offering of securities, the Commission acknowledged that prior to a fund’s initial public offering “the shareholders voting typically are comprised of persons involved in organizing the fund.” In the Commission’s view, under these circumstances the protection of prospective shareholders is not achieved through a shareholder vote, but through prospectus disclosure, as “investors purchasing shares in a fund’s initial public offering, in effect, ‘vote with their dollars’ to accept the fund’s rule 12b-1 plan since the terms of the plan, and its effects on fund expenses, are disclosed in the fund’s prospectus.”28

When the Fortune V Separate Account was established under the laws of Puerto Rico in 2007, it was exempt from the 1940 Act pursuant to Section 6(a)(1) thereof. Fortune V only became subject to Section 12(b) on May 24, 2021, long after the Contracts at issue were offered and sold to the Contract Owners. Although the Rule 12b-1 Plan will be adopted by the Board after the initial offering and sale of the Contracts, that is only because Fortune V was previously not subject to Section 12(b). The substance of the varying Variable Account Charges was adopted prior to any public offering of the Contracts and the Variable Account Charges related to the various share classes of the Contracts were fully disclosed to Contract Owners prior to their purchase of their Contracts, in accordance with the securities of Puerto Rico. Each Contract Owner “voted with their dollars” by selecting the share class applicable to their Contract with full awareness of the expenses associated therewith.29

The adoption of the Rule 12b-1 Plan by the Board will not increase, decrease, or otherwise change any of the fees and charges deducted under the Contracts or from the Sub-Accounts, nor change the services provided to Fortune V and the Contracts by the Company or the Advisor. The Rule 12b-1 Plan merely authorizes and approves the current charges and all related activity of the Company and the Advisor in order to comply with the law to which Fortune V only just became subject. Moreover, the Rule 12b-1 Plan does not change the rights or benefits of Contract Owners; the Rule 12b-1 Plan merely reflects the on-going operations of the Variable Account and the current terms and provisions of the Contracts. To require post-facto approval of the Rule 12b-1 Plan by the Contract Owners would only create unnecessary confusion and would be contrary to the intent of the requirement that such plans be approved by shareholders in situations where the plan would increase the expenses incurred by existing shareholders. The Contract Owners have already “voted” for the Rule 12b-1 plan by buying their Contracts.30 Stated simply, there is nothing new for the existing Contract Owners to approve.

Further, we note that there is precedent for the Commission issuing an order under Section 6(c) of the 1940 Act granting an exemption from Section 12(b) and the shareholder vote requirement under Rule 12b-1 in situations where a shareholder vote was considered unnecessary to protect investors.31 The highly unusual (indeed, unique) circumstances here, where: (i) the Applicants established the substance of the pricing underlying their Rule 12b-1 Plan before offering securities; (ii) did so prior to becoming subject to the provisions of Rule 12(b); and (iii) the Contract Owners bought their Contracts after full disclosure of the costs and options, present a situation where, like in the precedent order, a shareholder vote is unnecessary to protect the interests of the Contract Owners.

[27]	Proposed Rule: Distribution of Shares by Registered Open-End Management Investment Company, Inv. Co. Act Rel. No. 21660 (December 28, 1995); Final Rule: Technical Amendments to Rule Relating to Payments for the Distribution of Shares by a Registered Open-End Management Investment Company, Inv. Co. Act Rel. No. 22201 (September 9, 1996).
[28]	Id.
[29]	We note that a multiple share class structure for variable annuity separate account contracts is very common, and there are countless insurance company variable annuity separate accounts registered as unit investment trusts that offer different liquidity options and death benefits with different asset charges, very similar to the Fortune V annuity contracts. Because unit investment trusts are not subject to Section 12(b) and Rule 12b-1, those separate accounts are not required to adopt a Rule 12b-1 plan and would not be subject to a shareholder vote even if they change the asset charges applicable to a contract (if permitted by the contract) after purchase.
[30]	We note that the Commission has granted relief from the shareholder vote requirement even when a Rule 12b-1 plan would increase the expenses incurred by the shareholders. See College Retirement Equities Fund, et al., Inv. Co. Act Rel. No. 19591 (July 23, 1993).
[31]	See College Retirement Equities Fund, et al., Inv. Co. Act Rel. No. 19591 (July 23, 1993); see also Co-operative Bank Investment Fund SEC Staff No-Action Letter, 1988 SEC No-Act. LEXIS 810 (June 29, 1988) and Co-operative Bank Investment Fund SEC Staff No-Action Letter, 1991 SEC No-Act. LEXIS 996 (August 13, 1991).

Based on the foregoing, Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII. APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

(1) Fortune V will disclose in its prospectus the fees, charges, and estimated expenses and other characteristics of each class of Units offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. Fortune V will disclose expenses borne by Contract Owners during the reporting period in annual and semi-annual reports as if it were an open-end management investment company registered on Form N-1A.

(2) Each class:

(a) Will have a different arrangement for administrative or distribution services or both, and will pay all of the expenses of that arrangement;

(b) Will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement;

(c) Will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

(3) Income, realized gains and losses, unrealized appreciation and depreciation, and expenses not allocated to a particular class under the requested order will be allocated based on one of the methods set forth by Rule 18f-3(c)(1) under the 1940 Act.

(4) Applicants may rely on the requested order only upon compliance with the requirements of Rule 18f-3(d) under the 1940 Act.

(5) The Board of Fortune V will satisfy the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

(6) Fortune V will comply with all applicable provisions of Rule 12b-1 under the 1940 Act except those relating to shareholder approval.

VIII. EXHIBITS TO APPLICATION

The following materials are filed herewith and are made a part of this Application:

IX. COMMUNICATIONS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is Metro Office Park Street 1, Lot 10, Guaynabo, PR 00968. Please direct any questions and send copies of communications to this Application to:

José C. Benitez Ulmer

Universal Life Insurance Company

Metro Office Park, Street 1, Lot 10

Guaynabo, PR 00968

(787) 706-7339

with copies of any written communication to:

Dodie Kent, Esq.

Eversheds Sutherland (US) LLP

The Grace Building, 40th Floor

1114 Avenue of the Americas

New York, NY 10036-7703

212-389-5080

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

X. AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, the Applicants hereby state that the Board of Fortune V and the board of directors of the Advisor have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Sections 12(b), 18(f)(1) and 18(i) thereof and Rule 12b-1 thereunder permitting the proposal described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Applicants by the undersigned officers have been complied with and each such officer is fully authorized to do so.

This Application has been duly executed this __th day of October, 2021 by the undersigned.

Fortune V Separate Account

By:	/s/ Jose C. Benitez Ulmer
Name:	Jose C. Benitez Ulmer
Title:	President

Universal Financial Services, Inc.

By:	/s/ Jose C. Benitez Ulmer
Name:	Jose C. Benitez Ulmer
Title:	Executive Representative

EXHIBIT A-1

OFFICER’S CERTIFICATE

FORTUNE V SEPARATE ACCOUNT

The undersigned, being an Officer of the Fortune V Separate Account (“Fortune V”) of Universal Life Insurance Company, a stock life insurance company organized under the laws of the Commonwealth of Puerto Rico, hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Directors of Fortune V on the 1st day of September, 2021, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the appropriate officers of the Fortune V Separate Account (“Fortune V”) of Universal Life Insurance Company be and they hereby are, and each of them acting individually hereby is, authorized, as determined necessary, to prepare, execute and file with the Securities and Exchange Commission on behalf of Fortune V an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order granting exemptions as necessary from the provisions of Sections 18(f)(1) and 18(i) of the 1940 Act, and any additional exemptions as may be determined as necessary with the advice of counsel (the “Multi-Class Application”), and any amendments thereto in a form satisfactory to such officers and counsel to Fortune V, the execution and filing of such Multi-Class Application and any amendment thereto to be conclusive evidence of the Board’s authorization thereof.

FURTHER RESOLVED, that the appropriate officers of Fortune V be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of Fortune V, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Multi-Class Application and any amendments thereto, and all related exhibits, on behalf of Fortune V, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of Fortune V as of this 17th day of September, 2021.

By:	/s/ Jose C. Benitez Ulmer
Name:	Jose C. Benitez Ulmer
Title:	President

A-1

EXHIBIT A-2

OFFICER’S CERTIFICATE

UNIVERSAL FINANCIAL SERVICES, INC.

The undersigned, being an Officer of Universal Financial Services, Inc. (the “Advisor”), a Puerto Rico corporation, on behalf of the Advisor, hereby certifies that the following is a complete, true and correct copy of the resolution duly adopted by the Advisor on the 1st day of September, 2021, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the appropriate officers of Universal Financial Services, Inc. (the “Advisor”) be and they hereby are, and each of them acting individually hereby is, authorized, as determined necessary, to prepare, execute and file with the Securities and Exchange Commission on behalf of the Advisor an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order granting exemptions as necessary from the provisions of Sections 18(f)(1) and 18(i) of the 1940 Act, and any additional exemptions as may be determined as necessary with the advice of counsel (the “Multi-Class Application”), and any amendments thereto in a form satisfactory to such officers and counsel, the execution and filing of such Multi-Class Application and any amendment thereto to be conclusive evidence of the Advisor’s authorization thereof.

FURTHER RESOLVED, that the appropriate officers of the Advisor be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Advisor, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Multi-Class Application and any amendments thereto, and all related exhibits, on behalf of the Advisor, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Advisor as of this 17th day of September, 2021.

By:	/s/ Jose C. Benitez Ulmer
Name:	Jose C. Benitez Ulmer
Title:	Executive Representative

A-2

EXHIBIT B-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application, dated September 17, 2021 for an order for and on behalf of the Fortune V Separate Account (“Fortune V”) of Universal Life Insurance Company; that he is the Secretary of Fortune V; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Roberto Martinez Santiago
Name:	Roberto Martinez Santiago
Title:	Secretary

B-1

EXHIBIT B-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application dated September 17th, 2021 for an order for and on behalf of Universal Financial Services, Inc. (the “Advisor”); that he is the Chief Compliance Officer of the Advisor; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jose C. Benitez Ulmer
Name:	Jose C. Benitez Ulmer
Title:	Chief Compliance Officer

B-2